UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into our registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

On May 14, 2025, Moolec Science (Luxembourg) made effective a reverse stock split of its Ordinary Shares (the “Reverse Stock Split”) on the consolidation ratio of ten-to-one (the “Consolidation Ratio”), pursuant to which holders of Ordinary Shares received one Ordinary Share for every ten Ordinary Shares held.

On May 22, 2025 (the “Effective Date”), Moolec Science SA (“the Company”) changed its jurisdiction by Moolec Science (Luxembourg) discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as Moolec Science (Cayman Islands) pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands (the “Redomiciliation”). On the Effective Date, all of the shares of Moolec Science (Luxembourg), par value $0.10 per share (the “Ordinary Shares”) by operation of law became shares of Moolec Science (Cayman Islands), par value $0.10 per share (the “Shares”).

After completion of the Reverse Stock Split, all references to our Ordinary Shares, share data, per share data and related information have been adjusted for the Consolidation Ratio to reflect the Reverse Stock Split. The Reverse Stock Split has consolidated each ten of our Ordinary Shares into one Ordinary Share, with a new par value of $0.10 per Ordinary Share. Upon completion of the Reverse Stock Split, no fractional Ordinary Shares were issued, and any fractional Ordinary Shares resulting from the Reverse Stock Split were rounded up to the nearest whole Ordinary Share. Except for the adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did not have any dilutive effect on our shareholders.

The Business Combination Agreement, initially announced on April 17, 2025, (the “Business Combination” or “BCA”), in which the Company, Bioceres Group Limited (formerly, Bioceres Group PLC, one of the main shareholders of the Company) (“Bioceres Group”), Gentle Technologies Corp (“Gentle Tech”), and Nutrecon LLC (“Nutrecon”) entered into a business combination agreement (the “Bioceres Group Business Combination Agreement” or the “Business Combination Agreement”), pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3 Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025 (the “Closing”).

The purpose of this report is to furnish updated unaudited pro forma condensed combined financial information of Moolec Science SA in accordance with Article 11 of Regulation S-X, reflecting the effect of the changes in the terms of the Secured Notes of one of Bioceres Group Limited former subsidiaries that resulted in the loss of de facto control of that subsidiary and consequently its deconsolidation (the equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates), the Reverse Stock Split and the closing of the Business Combination, which occurred after the filing of our prior pro forma financial information on April 17, 2025 (the “April 2025 Pro Forma Financial Information”).

One of the key elements considered in the critical judgment of de facto control was the existence of a casting vote held by a Board member appointed by Bioceres Group Limited, which allowed Bioceres Group Limited to control Board decisions and, consequently, direct the strategic, financial, and operating policies of Bioceres Crop Solutions Corp.

In June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that lead to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025). retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Mssrs Marinov, Kolatch and Crocco (or such other persons as may nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, one of the former subsidiaries of Bioceres Group Limited, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation.

While Bioceres Crop Solutions Corp. was able to resolve the uncertainties regarding its financial plan through this agreement, as a result of the loss of control over Bioceres Crop Solutions Corp., access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then was restricted or limited.

This information updates and supersedes the April 2025 Pro Forma Financial Information previously furnished in the Form 6-K dated April 17, 2025.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million. This process seeks to improve the debt profile of Bioceres S.A.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group.

The aforementioned events and consequently raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of the Bioceres Group and the Company to continue as a going concern. The consolidated financial statements incorporated by reference in this form 6-K do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations.

Management has plans to address the Group’s financial situation as follows:

●	Currently, management is working on the financial restructuring process of Bioceres S.A.’s outstanding debt, proposing among other alternatives the extension of the maturity of current debt and the use of the Group’s cash inflows from operating activities, as well as obtaining the necessary capital to fully execute the Group’s business plan.

●	Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

●	A dedicated Restructuring Committee has been established to address and implement the aforementioned financial restructuring process.

However, there is no assurance that the restructuring process will be successful, that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The consolidated financial statements included and/or incorporated by reference in this form 6-K do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

For the purposes of this Registration Statement, references to the “Company,” “Moolec,” “we,” “our,” “us”, “the Group” and similar terms mean, as of any time prior to the Effective Date, Moolec Science (Luxembourg) and, after the Effective Date, Moolec Science (Cayman Islands).

This Form 6-K incorporates by reference and/or includes as exhibits important information relating to the business combination and the contributed entities, including:

●

the unaudited proforma condensed combined consolidated financial information for the year ended June 30, 2024 and unaudited pro forma condensed combined consolidated financial information as of and for the six-month period ended December 31, 2024. See “Exhibit 99.1—Unaudited Pro Forma Condensed Combined Consolidated Financial Information”;

●	the audited consolidated financial statements of Bioceres Group PLC as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022. See “Exhibit 99.3.”;

●	the unaudited interim consolidated financial statements of Bioceres Group PLC as of December 31, 2024 and June 30, 2024 and for the six-month period ended December 31, 2024 and 2023. See “Exhibit 99.5.”;

●

our current report on Form 6-K (File No. 001-41586), filed with the SEC on April 18, 2025, containing information relating to the Bioceres Group Business Combination, the unaudited consolidated interim financial statements of Bioceres Crop Solutions Corp as of December 31, 2024 and June 30, 2024 and for the six-month and three-month periods ended December 31, 2024 and 2023 and the Contributed Entities and the annual report on Form 20-F of Bioceres Crop Solutions Corp. for the year ended June 30, 2024, excluding Exhibits N° 99.3, 99.4 and 99.6

●

the unaudited interim consolidated financial statements of Bioceres Crop Solutions Corp. as of March 31, 2025 and June 30, 2024 and for the nine-month and three-month periods ended March 31, 2025 and 2024. See “Exhibit 99.6.”;

●	the annual report on Form 20-F of Moolec Science SA for the year ended June 30, 2024 filed with the SEC on October 30, 2024, excluding the disclosure under Item 18 therein. ;

●	the audited consolidated financial statements of Moolec Science SA as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022. See “Exhibit 99.2.”;

●

the unaudited consolidated financial statements of Moolec Science SA as of December 31, 2024 and June 30, 2024 and for the six-month and three-month period ended December 31, 2024 and 2023. See “Exhibit 99.4.”; and

●	the current report on Form 6-K of Bioceres Crop Solutions Corp. (File No. 001-38836), filed with the SEC on June 18, 2025, announcing material changes to the economic terms of notes previously issued.

Exhibit List

Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Combined Consolidated Financial Information
99.2	Audited consolidated financial statements of Moolec Science SA as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022
99.3	Audited consolidated financial statements of Bioceres Group PLC as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022
99.4	Unaudited interim consolidated financial statements of Moolec Science SA as of December 31, 2024 and for the six months ended December 31, 2024 and 2023
99.5	Unaudited interim consolidated financial statements of Bioceres Group PLC as of December 31, 2024 and for the six months ended December 31, 2024 and 2023
99.6	Interim unaudited consolidated financial statements of Bioceres Crop Solutions Corp. as of March 31, 2024 and June 30, 2024 and for the three-month and nine-month period ended March 31, 2024 and 2023
99.7	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Group PLC’s consolidated financial statements
99.8	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Moolec Science SA’s consolidated financial statements
99.9	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements

SIGNATURES OF MOOLEC SCIENCE SA

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this Form to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosario, Argentina on 08/11/2025.

MOOLEC SCIENCE SA

By:	/s/ Alejandro Antalich
Name:	Alejandro Antalich
Title:	Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

POWER OF ATTORNEY

Each of the undersigned individuals hereby severally constitutes and appoints Alejandro Antalich as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments to this Form, and any subsequent Form filed by the registrant pursuant to the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Alejandro Antalich	Chief Executive Officer	08/11/2025
Alejandro Antalich	(Principal Executive, Financial and Accounting Officer)

/s/ Gloria Montaron Estrada	Director	08/11/2025
Gloria Montaron Estrada

/s/ Romualdo Varela	Director	08/11/2025
Romualdo Varela

/s/ Aimar Dimo	Director	08/11/2025
Aimar Dimo

/s/ Diego Abelleyra	Director	08/11/2025
Diego Abelleyra

/s/ Oscar Alejandro León Bentancor	Director	08/11/2025
Oscar Alejandro León Bentancor